UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*


                           Neff Corp.
                        (Name of Issuer)

                     Class A Common Stock
                 (Title of Class of Securities)

                           0006400941
                         (CUSIP Number)



 Kevin P. Fitzgerald, 3750 NW 87th Avenue, Miami, Florida 33178
                         (305 513-3350)
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                       February 18, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule  13D, and is filing this schedule because of 240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note:   Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits.
See  240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0006400941     Schedule 13D        Page 2 of 10 Pages

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Kevin P. Fitzgerald

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS):

(a)  [  ]           (b)  [  ]

3. SEC USE ONLY:

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC, PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
7   SOLE VOTING POWER:             436,610
8   SHARED VOTING POWER            900,000
9   SOLE DISPOSITIVE POWER         436,610
10  SHARED DISPOSITIVE POWER       900,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,336,610

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS):  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     8.3%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 1    Security and Issuer

     (a)  Title of class of securities

          This statement on Schedule 13D relates to the shares of Class A Common Stock of Neff Corp. (the "Company").

     (b)  Name and Address of Issuer's Principal Executive
          Offices

            Neff Corp.
            3750 N.W. 87th Avenue
            Miami, FL  33178

Item 2    Identity and Background

     (a)  Name

          The person filing this Schedule 13D is Kevin P.
          Fitzgerald.

     (b)  Business Address

          The principal business address for Mr. Fitzgerald is:

            3750 N.W. 87th Avenue
            Miami, FL 33178

     (c)  Present principal occupation

          Mr. Fitzgerald is the President and Chief Executive
          Officer of Neff Corp. Mr. Fitzgerald is also a member of the board of directors of Neff Corp. The principal business address for Neff Corp. is:

            3750 N.W. 87th Avenue
            Miami, FL 33178

     (d)  Conviction in a criminal proceeding

          Mr. Fitzgerald has never been convicted in a criminal proceeding.

     (e)  Party to a civil proceeding

          Mr. Fitzgerald has never been a party to a civil proceeding of a judicial or administrative body as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     (f)  Citizenship

          Mr. Fitzgerald is a United States citizen.

Item 3    Source and Amount of Funds or Other Consideration

     Mr. Fitzgerald beneficially owns 8,000 shares of Class A Common Stock. The funds used to purchase these shares came from Mr. Fitzgerald's personal funds. Mr. Fitzgerald is also a limited partner of Santos Fund I, L.P. ("Santos"), which owns 900,000 shares of Class A Common Stock. The funds used to purchase these shares came from Santos' working capital. Mr. Fitzgerald also beneficially owns 424,610 shares of Class A Common Stock issuable upon the exercise of outstanding options to purchase Class A Common Stock.

     Until the date hereof, Mr. Fitzgerald has filed his beneficial ownership positions in the Class A Common Stock on
Schedule 13G under the Securities Exchange Act of 1934, s amended (the "Exchange Act"). In accordance with Rule 13d-1(e) of the Exchange Act, Mr. Fitzgerald is now filing this Schedule 13d not because of additional purchases of Class A Common Stock but because an entity controlled by Mr. Fitzgerald, Neff Investors, Inc. ("Neff Investors"), has delivered a letter, dated February 18, 2000, to the Board of Directors of the Company pursuant to which Neff Investors made a non-binding offer to acquire all of the outstanding voting securities of the Company (the "Letter").

Item 4    Purpose of Transaction

     Mr. Fitzgerald purchased the shares of Class A Common
Stock which are the subject of this Schedule 13D for the purposes of investment. Pursuant to the Letter, Neff Investors indicated a preliminary interest in acquiring the Company in a merger in which the Company's public stockholders would receive
$9.00 per share in cash in exchange for their Class A Common Stock (the "Transaction"). As part of the Transaction, Neff Investor's proposed that forty percent of the Class A Common Stock beneficially owned by Jorge Mas, Juan Carlos Mas and Jose Ramon Mas (collectively, the "Mas Group") would be acquired in the merger in exchange for $9.00 per share in cash and the remaining sixty percent of the Class A Common Stock held by the Mas Group would be exchanged for preferred stock in the surviving corporation in the merger.
The Mas Group beneficially owns approximately 40% of the outstanding Class A Common Stock of the Company.

     The Letter provides that Neff Investors intends to obtain the required financing for the transaction through debt and equity financing arrangements. These arrangements have not been finalized and the financiers referred to in the Letter have not committed to provide financing for the Transaction.

     According to the Letter, consummation of the Transaction would be subject to, among other things: (i) the negotiation and execution of definitive acquisition documentation, (ii) the receipt by Neff Investors, on satisfactory terms, of all financing necessary to complete the Transaction, (iii) satisfactory completion of due diligence and (iv) the approval of the Company's Board of Directors.

     The Transaction, if consummated, would involve one or more of the following, the specific plans concerning which have not yet been definitively established: (i) the acquisition by Neff Investors of Class A Common Stock and/or Class B Common Stock of the Company, (ii) an extraordinary corporate transaction involving the Company, (iii) a material change in the present capitalization of the Company, (iv) changes in the Company's charter and by-laws, (v) causing a class of securities of the Company to be delisted from a national securities exchange and
(vi) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     Except as described above and elsewhere herein, neither Mr. Fitzgerald nor Neff Investors has a present plan or proposal which relates to, or could result in, the occurrence of any of the events referred to in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5    Interest in Securities of the Issuer

     (a)  Amount Beneficially Owned and Percent of Class

          Mr. Fitzgerald beneficially owns a total of 1,336,610 shares of the Class A Common Stock, par value $.01 of Neff Corp.
(the "Shares").  Mr. Fitzgerald beneficially owns 8.3% of the
Class A Common Stock of Neff Corp.

     (b)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               Mr. Fitzgerald has the sole power to direct the vote of an aggregate of 436,610 Shares.

          (ii) shared power to vote or to direct the vote

               Mr. Fitzgerald shares power to direct the vote of 900,000 Shares.

         (iii) sole power to dispose or to direct the disposition of

               Mr. Fitzgerald has the sole power to dispose of 436,610 Shares.

         (iv) shared power to dispose or to direct the disposition of

               Mr. Fitzgerald shares power to dispose of 900,000 Shares.

     (c)  Recent transactions

          Not applicable.

     (d)  Right to receive dividends of proceeds

          Not applicable.

Item 6    Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer

     Neff Investors has delivered the Letter to the Board of Directors of the Company pursuant to which Neff Investors made a non-binding offer to acquire all of the outstanding securities of the Company. The
Letter is a preliminary indication of interest in consummating a transaction and not a binding commitment with respect to a transaction.

     Pursuant to the Agreement of Limited Partnership (the "Agreement") of Santos Fund I, L.P. by and among Santos Fund, Inc., a Texas corporation, as the general partner, and Jorge Mas, Mr. Fitzgerald, Juan Carlos Mas and Jose Mas, as the limited partners, Mr. Fitzgerald, as a limited partner, shares the power to direct the vote of 900,000 Shares.

     The Company has granted Mr. Fitzgerald options to purchase
424,610 Shares.


Item 7    Material to be Filed as Exhibits

     1.   Letter from Neff Investors, Inc. to the Board of
          Directors of Neff Corp., dated  February 18, 2000.

     2. Agreement of Limited Partnership of Santos Fund I, L.P., dated March 24, 1998.

                            SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              /s/Kevin P. Fitzgerald
                           ______________________________
                           Kevin P. Fitzgerald

                           Dated: March 8, 2000